UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-36158

Wix.com Ltd.

(Translation of registrant’s name into English)

5 Yunitsman St.,
Tel Aviv 6936025, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                       Form 40-F  ☐

EXPLANATORY NOTE

On January 5, 2023, Wix.com Ltd. (NASDAQ: WIX) (the “Company”) issued a press release titled “Wix Announces Court Approved Extension of Share Repurchase Program and Provides Update on Repurchase Activity through Q4 2022”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2023

WIX.COM LTD. By: /s/ Naama Kaenan Name: Naama Kaenan Title: General Counsel